Exhibit 3.1

Amendments to Articles of Organization of Analogic Corporation

Articles III, IV and VI are hereby amended as follows:

Article III is hereby amended in its entirety to read as follows:

The Total authorized prior to the amendment:

Without Par Value		With Par Value
Type	Number of Shares	Type	Number of Shares	Par Value
		Common	30,000,000	$0.05
The Total authorized after amendment:
Without Par Value		With Par Value
Type	Number of Shares	Type	Number of Shares	Par Value
		Common	1,000	$0.01

Article IV is hereby amended in its entirety to read as follows:

Not applicable.

Article VI is hereby amended in its entirety to read as follows:

1. The By-laws may provide that the directors may make, amend or repeal the By-laws in whole or in part, except with respect to any provision thereof which by law or the By-laws requires action by the shareholders.

2. No director shall be personally liable to the corporation or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director, notwithstanding any other provision of law to the contrary. However, notwithstanding the foregoing, a director shall be liable to the extent required by applicable law (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, or (iv) for any transaction from which the director derived any improper personal benefit. No amendment to or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the date of such amendment or repeal.

3. Meetings of the shareholders of the corporation may be held anywhere in the United States.